UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q2 Dividend Distribution

Item 1

Q2 Dividend Distribution

The Company hereby reports that its Board of Directors, at its meeting held on August 2, 2017, resolved to declare a cash dividend out of the Company’s earnings from the second quarter of 2017, in the amount of about US$ 32 million or about US$ 0.02450 per share.

Some shareholders will receive the dividend payment in New Israeli Shekels (NIS) and need to take into account the following: the amount of the dividend per share is not final and is subject to changes due to the need to convert the amount from US dollars to NIS, according to Bank of Israel's representative exchange rate on August 28, 2017.

The dividend will be paid only to registered shareholders entitled to receive US$2 or more.

The record date is August 29, 2017 and the payment date is September 13, 2017. From the current dividend payment, Israeli tax will be withheld at the following rates: (1) with respect to approximately 37% of the dividend, an Israeli‑resident company is exempt from payment of tax; an Israeli‑resident individual of Israel will be charged for tax at the rate of 25%; and foreign residents (individuals and companies) will be charged for tax at the rate of 25% or in accordance with the applicable international tax treaties – whichever is lower; (2) regarding to approximately 63% of the dividend, an Israeli‑resident company will be charged for tax at the rate of 15%, an Israeli‑resident individual will be charged for tax at the rate of 15%, and foreign residents (individuals and companies) will be charged for tax at the rate of 4%, or in accordance with the applicable international tax treaties – whichever is lower.

For additional information as to a possible refund procedure for taxes withheld in excess from non-Israeli shareholders per shares traded on NYSE, please visit the Company's webpage, by clicking this (http://iclgroupv2.s3.amazonaws.com/corporate/wp-content/uploads/sites/1004/2017/02/tax%20withholding%20on%20dividends%20for%20shares%20traded%20out%20of%20Israel%20-%20ICL%20website.pdf).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 3, 2017